

January 19, 2022

Man Chak Leung
Chief Executive Officer
Metal Sky Acquisition Corp
132 West 31st Street, First Floor
New York, NY 10001

       Re: Metal Sky Acquisition Corp
          Amendment No. 1 to Registration Statement on Form S-1
          Filed December 21, 2021
          File No. 333-260251

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 21, 2021

Cover Page

1.   We note your amended disclosure throughout the filing that you will not consider or undertake a business combination with an entity or business "with its principal or a majority of its business operations (either directly or through any subsidiaries)" in the PRC, including Hong Kong and Macau. The language leaves open the possibility that you could undertake an initial business combination in circumstances where you are the counterparty to a VIE or other arrangement with a China-based entity. Please revise your disclosure in response to our prior comments if you retain the option of undertaking an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify any such

limitation.

You may contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian C. Daughney